Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: May 13, 2021

Churchill Capital Corp II Announces Updates Related to the Acquisition of Skillsoft and Global Knowledge

- Prosus Strategic Investment Clears CFIUS Regulatory Review

- Skillsoft and Global Knowledge Combined Fiscal 2021 Results Exceeded Forecasts

- Churchill II Reconfirms FY 2022 Outlook

- Churchill II Announces New Board of Directors

- Shareholder Record Date Established For Merger Vote

NEW YORK, May 13, 2021 /PRNewswire/ – Churchill Capital Corp II ("Churchill II" or “Company”) (NYSE: CCX), a public equity acquisition vehicle, today announced the following updates related to its pending acquisition of Software Luxembourg Holding S.A. ("Skillsoft"), a global leader in digital learning and talent management solutions, and Global Knowledge Training LLC ("Global Knowledge"), a worldwide leader in IT and professional skills development:

Update on CFIUS Approval and Consummation of Business Combination

On May 3, 2021, Prosus N.V. ("Prosus"), a global consumer internet group and one of the largest technology investors in the world, received notice from the Committee on Foreign Investment in the United States (“CFIUS”) that it has approved Prosus’s Second Step equity investment related to Churchill II’s acquisition of Skillsoft and Global Knowledge. This approval brings Prosus’s total investment to $500 million and is an important step towards the consummation of the business combination. Other than certain customary closing conditions, the CFIUS approval completes the required conditions for the investment by Prosus and the effectiveness of a strategic support agreement under which Prosus will provide Churchill II with business development and investor relations support services and allows Prosus to elect the Chairman of the combined company.

The Prosus PIPE, in addition to expected cash on hand at the time of closing, substantially satisfies the minimum cash condition in the Skillsoft merger agreement ($644M) and excludes the benefit of any cash held in trust, net of any redemptions.

Skillsoft and Global Knowledge have performed well since the transaction was announced in October 2020, with combined FY 2021 Adjusted Gross Revenue of $691 million and Adjusted EBITDA of $163 million exceeding our expectations. Their combined results for FY 2021 also included $572 million in Net Revenue and $2,561 million in Net Income. Churchill II is reaffirming the combined FY 2022 outlook for Adjusted Gross Revenue and Adjusted EBITDA in the range of $645-675 million and $155-175 million, respectively.

	FY21 Oct.
	Est.	FY21 Actual	FY22 Outlook
Adjusted Gross Revenue	$650-680	$691	$645-675
Adjusted EBITDA	$145-165	$163	$155-175

Churchill II has assembled a world-class board of directors who have highly relevant experience in the education, digital learning, B2B and B2C sectors. The initial seven board members include Helena Foulkes, Ron Hovsepian, Michael Klein, Karen Mills, Peter Schmitt, Larry Summers, and Jeffrey Tarr. At closing, Prosus will have the right to nominate the Chairman and elect 1-2 additional board members based on their pro forma ownership.

Update on Financial Restatements Related to Warrant Classification

On May 11, 2021, Churchill II filed an amended annual report on Form 10-K/A with respect to the year ended December 31, 2020. The amendment reflects the accounting guidance announced by the Securities and Exchange Committee (“SEC”) which impacts the classification of warrants in financial statements.

The restatement of financial statements outlined in the 10K/A, which has no impact on Churchill II’s previously reported investments held in trust or cash, is in connection with a public statement issued by the SEC on April 12, 2021 on accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”). Churchill II's management and the Audit Committee of the Company's board of directors, after consultation with its advisors and independent registered public accounting firm, concluded that the original financial statements should be restated and no longer be relied upon (see 8-K filed 5/11/21).

The transaction is well on its way towards completion in June. The current record date for the Churchill II shareholder meeting to approve the transaction will be April 28th, 2021 and the special shareholder meeting date will be set shortly.

“This transaction is expected to be completed this quarter and we are excited to create the world's leading corporate digital learning company," said Michael S. Klein, Chairman and CEO of Churchill II. “We look ahead to training and reskilling a resilient workforce with the tools to succeed in a rapidly changing job market.”

“We are thrilled to be moving forward with our investment in Skillsoft,” said Patrick Kolek, Chief Operating Officer of Prosus. “We are focused on investing in companies that help improve access to quality education around the world. Skillsoft is positioned to continue to transform digital learning across the global workforce and we look forward to partnering with them on their journey.”

About Churchill Capital Corp II

Churchill Capital Corp II was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About Skillsoft

Skillsoft delivers digital learning, training, and talent solutions to help organizations unleash their edge. Leveraging immersive, engaging content, Skillsoft enables organizations to unlock the potential in their best assets — their people — and build teams with the skills they need for success. Empowering 45 million learners and counting, Skillsoft democratizes learning through an intelligent learning experience and a customized, learner-centric approach to skills development with resources for Leadership Development, Business Skills, Technology and Developer, Digital Transformation, and Compliance.

About Global Knowledge

Global Knowledge is a world leader in technology skills training, supporting major enterprises and IT professionals with innovative and flexible learning solutions and offering authorized content from major technology providers. Global Knowledge delivers training in multiple modalities, both on-demand and instructor-led through virtual delivery and classrooms, blended formats and customized on-site training, directly and through a worldwide partner network.

About Prosus

Prosus is a global consumer internet group and one of the largest technology investors in the world. Operating and investing globally in markets with long-term growth potential, Prosus builds leading consumer internet companies that empower people and enrich communities.

The group is focused on building meaningful businesses in the online classifieds, food delivery, payments and fintech, and education technology sectors in markets including India, Russia and Brazil. Through its ventures team, Prosus invests in areas including health, logistics, blockchain and social commerce. Prosus actively seeks new opportunities to partner with exceptional entrepreneurs who are using technology to improve people’s everyday lives.

Every day, millions of people use the products and services of companies that Prosus has invested in, acquired or built, including Avito, Brainly, Bux, BYJU'S, Bykea, Codecademy, DappRadar, DeHaat, dott, ElasticRun, eMAG, Eruditus, Honor, iFood, Klar, LazyPay, letgo, Meesho, Movile, Oda, OLX, PayU, Quick Ride, Red Dot Payment, Remitly, Republic, Shipper, SimilarWeb, Skillsoft, SoloLearn, Swiggy, Udemy and Wolt.

Today, Prosus companies and associates help improve the lives of around a fifth of the world's population.

Prosus has a primary listing on Euronext Amsterdam (AEX:PRX) and secondary listings on the Johannesburg Stock Exchange (XJSE:PRX) and a2X Markets (PRX.AJ). Prosus is majority owned by Naspers.

For more information, please visit www.prosus.com.

NON-GAAP FINANCIAL MEASURES

We track several non-GAAP metrics that we believe are key financial measures of our success. Non-GAAP measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to us, many of which present non-GAAP measures when reporting their results. These measures can be useful in evaluating our performance against our peer companies because we believe the measures provide users with valuable insight into key components of U.S. GAAP financial disclosures. For example, a company with higher U.S. GAAP net income may not be as appealing to investors if its net income is more heavily comprised of gains on asset sales. Likewise, excluding the effects of interest income and expense moderates the impact of a company’s capital structure on its performance. However, non-GAAP measures have limitations as an analytical tool. Because not all companies use identical calculations, our presentation of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies. They are not presentations made in accordance with U.S. GAAP, are not measures of financial condition or liquidity, and should not be considered as an alternative to profit or loss for the period determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, results of operations as determined in accordance with U.S. GAAP.

The following tables provide reconciliations of Adjusted Net Revenue, Adjusted Gross Revenue, EBITDA and Adjusted EBITDA to the most directly comparable U.S. GAAP measures.

		CY2020A

		Global
	Skillsoft	Knowledge
	(1/31/21)	(1/1/21)	Combined
Net Revenue	$383	$190	$572
Impact of fresh-start and purchase accounting	89	—	89
One-time impact of the deconsolidation of Canada	3	—	3
Adjusted Net Revenue	$474	$190	$664
Reseller Fees	—	27	27
Adjusted Gross Revenue	$474	$216	$691
Net income (loss) - GAAP	$2,670	$(110)	$2,561
Interest expense, net	188	32	220
Provision for income taxes	47	1	48
Depreciation and amortization	84	14	97
Impairment of goodwill and intangible assets	332	67	400
Impact of fresh-start and purchase accounting	(3,243)	—	(3,243)
EBITDA	$78	$4	$82
Non-recurring retention and consulting costs	13	2	15
Recapitalization and transaction-related costs	48	4	52
Restructuring and contract terminations	6	5	10
Integration and migration related	2	0	3
Foreign currency and other non-cash expense	(4)	1	(4)
Other add backs	2	2	4
Adjusted EBITDA	$145	$18	$163

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by

Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be reduce spacing to be consistent obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning the completion of the transactions, the expected benefits of the transactions, other possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K/A for the year ended December 31, 2020 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft Merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge Merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft Merger and the Global Knowledge Merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft Merger and the Global Knowledge Merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; demand for, and acceptance of, our products and for cloud-based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward-looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

Churchill Capital Corp II

info@churchillcapitalcorp.com

Media

Lauren Odell / Max Dutcher

Gladstone Place Partners

(212) 230-5930